Mail Stop 3561

November 20, 2006

Helena Heit, Chief Executive Officer
Orgral Technologies Corp.
113 Argonne Crescent
Toronto A6 M2K 2K2

       Re: Orgral Technologies Corp.
              Form 10-KSB for Fiscal Year Ended
              May 31, 2005
              File No. 0-50817

Dear Ms. Heit:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                       Sincerely,

                       Terence O'Brien
                       Branch Chief